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                       UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549


                       SCHEDULE 13D
           Under the Securities Exchange Act of 1934
                  (Amendment No. ________)*



                   Esprit Financial Group
                      (Name of Issuer)


                        Common Stock
                (Title of Class of Securities)


                          29666R104
                       (CUSIP Number)


                        Garr Winters
               157 Adelaide St. West, Suite 710
                  Toronto, Ontario M5H 4E7
	 (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)


                           9/19/2007
      (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [__]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No. 29666R104



Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


SEC 1746 (11-02)





1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Ronald Nathan Krifcher


2. Check the Appropriate Box if a Member of a Group (See
Instructions)
(a) ...........................................................
(b) ...........................................................


3. SEC Use Only
................................................................


4. Source of Funds (See Instructions)   PF


5. Check if Disclosure of Legal Proceedings Is Required
Pursuant to Items 2(d) or 2(e) .................


6. Citizenship or Place of Organization    USA


Number of Shares Beneficially by Owned by Each Reporting Person
With

7. Sole Voting Power  640,525,000

8. Shared Voting Power  0

9. Sole Dispositive Power  640,525,000

10. Shared Dispositive Power  0


11. Aggregate Amount Beneficially Owned by Each Reporting
Person  640,525,000


12. Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions) ...........


13. Percent of Class Represented by Amount in Row (11)  6.2%


14. Type of Reporting Person (See Instructions)
     Ronald Nathan Krifcher - IN

---------------------------------------------------------------

Schedule 13D

Item 1  Security and Issuer

Common Stock

Esprit Financial Group Incorporated
157 Adelaide Street West, Suite 710
Toronto, Ontario M5H 4E7
Canada


Item 2  Identity and Background

  a.  Ronald Nathan Krifcher
  b.  10330 Castlehedge Terrace, Silver Spring MD 20902
  c.  Project Manager
      Sprint Nextel Corporation
      2000 Edmund Halley Drive
      Reston, Virginia 20191
  d.  No
  e.  No
  f.  United States of America


Item 3  Source and Amount of Funds or Other Consideration

Personal funds, none borrowed.  Amount: $96,145.25


Item 4  Purpose of Transaction

I purchased these shares for investment purposes.

  a. Although I don't have any current plans to purchase additional shares or sell my current shares, I may do so in the future in accordance with the law.
  b.  None
  c.  None
  d.  None
  e.  None
  f.  None
  g.  None
  h.  None
  i.  None
  j.  None


Item 5  Interest in Securities of the Issuer

  a.  640,525,000 Common Stock Shares
       6.2% of outstanding shares
  b.  Sole Voting Power:  640,525,000
      Sole Dispositive Power:  640,525,000
      Shared Voting Power:  0
      Shared Dispositive Power:  0
  c.

1. Ronald Nathan Krifcher

2         3             4       5
Date      Amount        Price   Description
04/16/07  201,100,000   n/a     Name and Cusip Change from Cash
                                Now Corp. to Esprit Financial
                                Group Inc.
05/24/07  200           0.0006  Bought through Etrade Financial
06/06/07  100,000       0.0007  Bought through Etrade Financial
06/11/07  50,000        0.0008  Bought through Etrade Financial
06/27/07  100,000       0.0006  Bought through Etrade Financial
08/24/07  50,000,000    0.0002  Bought through Etrade Financial
08/29/07  100,000       0.0001  Sold through Etrade Financial
08/29/07  147,500       0.0001  Sold through Etrade Financial
08/30/07  100,000       0.0001  Sold through Etrade Financial
08/30/07  125,000       0.0001  Sold through Etrade Financial
08/30/07  127,060       0.0001  Sold through Etrade Financial
08/30/07  127,060       0.0001  Sold through Etrade Financial
08/30/07  131,500       0.0001  Sold through Etrade Financial
08/31/07  492,080       0.0001  Sold through Etrade Financial
09/10/07  7,789,400     0.0001  Bought through Etrade Financial
09/17/07  14,457,700    0.0001  Bought through Etrade Financial
09/17/07  18,000,000    0.0001  Bought through Etrade Financial
09/17/07  40,000,000    0.0001  Bought through Etrade Financial
09/18/07  49,000,000    0.0001  Bought through Etrade Financial
09/18/07  57,752,900    0.0001  Bought through Etrade Financial
09/18/07  82,000,000    0.0001  Bought through Etrade Financial
09/19/07  31,000,000    0.0001  Bought through Etrade Financial
09/19/07  100,000,000   0.0001  Bought through Etrade Financial
09/25/07  9,475,000     0.0002  Sold through Etrade Financial

  d.  None
  e.  Not applicable


Item 6  Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer

None


Item 7  Material to be Filed as Exhibits

None


Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

10/1/2006
Date

Ronald N. Krifcher
__________________
Ronald N. Krifcher
Signature